UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  07 February 2013

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: February 7, 2013	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 13-4-TR	Date:	February 7, 2013

TECK REPORTS UNAUDITED FOURTH QUARTER RESULTS FOR 2012

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK, (“Teck”)) reported annual adjusted profit attributable to shareholders of $1.5 billion, or $2.60 per share, compared with a record $2.5 billion or $4.18 per share in 2011. Fourth quarter adjusted profit attributable to shareholders was $354 million, or $0.61 per share, compared with $613 million, or $1.04 per share, in the fourth quarter of 2011.

"From an operations perspective, 2012 was a good year," said Don Lindsay, President and CEO. “Our copper production was a record, we continued to increase our steelmaking coal production and we obtained new labour agreements for a number of our operations. However, due to uncertain global economic conditions, prices for all of our major products were down compared to last year, which resulted in lower earnings and cash flows than in 2011.”

Highlights and Significant Items

•
Gross profit before depreciation and amortization in 2012 was $4.0 billion compared with a record $5.8 billion in 2011. Gross profit before depreciation and amortization was $961 million in the fourth quarter compared with $1.4 billion in the fourth quarter of 2011.

•
Cash flow from operations, before working capital changes, was $3.2 billion in 2012 compared with a record $4.6 billion last year. Cash flow from operations, before working capital changes, was $722 million in the fourth quarter compared with $1.2 billion a year ago.

•
Profit attributable to shareholders was $811 million in 2012 compared with a record $2.7 billion in 2011. Profit attributable to shareholders was $145 million in the fourth quarter of 2012 compared with $637 million in the same period last year.

•
To date we have reached agreements with our coal customers to sell 6.0 million tonnes of coal in the first quarter of 2013 at an average price of US$159 per tonne. We expect to conclude additional sales over the course of the quarter.

•	Our cash balance was $2.9 billion as at February 6, 2013.

•	In 2012, we produced a record 373,000 tonnes of copper, including 103,000 tonnes in the fourth quarter.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, SVP Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

•
We achieved significant cost reductions at our coal operations with site unit operating costs decreasing to $62 per tonne in the fourth quarter, down 17% compared with the first three quarters of 2012.

•	In December, we announced a 12.5% increase in the semi-annual dividend on our Class A common and Class B subordinate voting shares to $0.45 per share.

•	During the fourth quarter, we purchased for cancellation approximately 3.8 million Class B subordinate voting shares for $123 million pursuant to our normal course issuer bid announced in June 2012.

•	Union employees at Antamina ratified a new three-year labour agreement in November.

•	In November we redeemed the last of our high-yield notes. Following the redemption, the average coupon rate on our outstanding notes is 4.8% with an average term to maturity of 16.5 years.

•	On January 23, we were the top ranked Canadian company named to the Global 100 Most Sustainable Corporations for 2013 by media and investment research company Corporate Knights.

2       Teck Resources Limited 2012 Fourth Quarter News Release

This news release is dated as at February 7, 2013. Unless the context otherwise dictates, a reference to “Teck,” “the company,” “us,” “we,” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2011, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

We met our production targets for both the quarter and the year for all of our major products. In doing so we also reduced our coal unit costs and took significant steps in our announced cost reduction program to reduce operating costs at all operations. Unfortunately, weakness in steelmaking coal markets had a significant negative effect on prices and, to a lesser extent, volumes and our coal business was less profitable as a result. However, our gross profit was higher than the previous quarter, helped by stronger results in copper and the seasonality of zinc and lead sales from Red Dog.

During the quarter we completed the redemption of our remaining high-yield notes and recorded a $259 million after-tax charge on the redemption. We view the redemption as a positive step that will result in significantly lower interest charges going forward. Debt due before the end of 2016 is now approximately US$325 million.

In project development, we continue to make good progress on the mill modernization at Highland Valley Copper, the acid plant project at Trail and the advancement of our new mine development projects. We maintain a strong balance sheet in order to fund this internal growth.

We increased our distributions to shareholders, raising our semi-annual dividend to $0.45 per share and buying back 3.8 million Class B subordinate voting shares at a cost of $123 million.

We were also pleased to be named to the top 100 most sustainable companies at the world economic forum in Davos, placing highest among Canadian companies. We believe our commitment to sustainability provides us with a competitive advantage in developing and operating mines throughout the world.

3       Teck Resources Limited 2012 Fourth Quarter News Release

Profit and Adjusted Profit*

Adjusted profit, which excludes the effect of our debt refinancing and certain other transactions as described in the table below, was $354 million, or $0.61 per share, in the fourth quarter of 2012 compared with $613 million, or $1.04 per share, in the same period a year ago.

Our lower adjusted profit was primarily due to a 37% decline in our realized steelmaking coal prices in the fourth quarter compared with the same period a year ago. This was despite higher sales volumes. Partly offsetting the decline in our coal business unit were higher contributions from our copper business unit as a result of increased production levels. Profit attributable to shareholders in the fourth quarter was affected by a $259 million after-tax charge related to the refinancing of our remaining high-yield notes, which is excluded from adjusted profit. This transaction reduced interest costs in the fourth quarter and will result in further interest savings going forward.

Profit attributable to shareholders was $145 million, or $0.25 per share, in the fourth quarter compared with $637 million or $1.08 per share in the same period last year.

	Three months ended December 31,		Year ended December 31,
($ in millions)	2012	2011	2012	2011

Profit attributable to shareholders as reported	$145	$637	$811	$2,668
Add (deduct):
Asset sale loss (gains)	4	(1)	(39)	(146)
Foreign exchange (gains) losses	(1)	(14)	20	(4)
Derivative gains	(3)	(61)	(98)	(128)
Collective agreement charges	11	29	70	55
Financing items	259	-	784	-
Asset write-downs	-	23	-	23
Tax items	(61)	-	(29)	-
Adjusted profit	$354	$613	$1,519	$2,468

Adjusted earnings per share	$0.61	$1.04	$2.60	$4.18

___________________________________

*
Our financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”). This news release refers to adjusted profit, adjusted earnings per share, EBITDA and gross profit before depreciation and amortization, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (“GAAP”) in the United States. For adjusted profit we adjust profit attributable to shareholders as reported to remove the effect of certain kinds of transactions in these measures. EBITDA is profit attributable to shareholders before net finance expense, income taxes, depreciation and amortization. Gross profit before depreciation and amortization is gross profit with depreciation and amortization added back. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

4       Teck Resources Limited 2012 Fourth Quarter News Release

Business Unit Results

Our business unit results are presented in the tables below.

Three Months ended December 31
($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2012	2011	2012	2011	2012	2011

Copper	$895	$778	$430	$339	$326	$254
Coal	1,010	1,434	347	891	240	781
Zinc	824	760	182	204	152	177
Energy	1	-	2	-	1	-
Total	$2,730	$2,972	$961	$1,434	$719	$1,212

Gross profit before depreciation and amortization from our copper business unit in the fourth quarter increased by $91 million compared with a year ago as a result of production and sales volumes, which increased by approximately 15%. Copper production in the fourth quarter was 103,000 tonnes compared with 89,000 tonnes a year ago, which was a new quarterly production record, and an increase of 4% from the third quarter of 2012. The higher production is a result of our share of additional production from Antamina’s mine expansion and the mining of higher grade sections at Highland Valley Copper. Copper prices were also higher at US$3.59 per pound in the fourth quarter compared with US$3.40 per pound a year ago. The higher copper prices were partly offset by a stronger Canadian dollar and lower molybdenum revenues. Cash costs, net of by-product credits, were US$1.79 compared with US$1.51 per pound a year ago, largely due to lower by-product credits in 2012.

Gross profit before depreciation and amortization from our coal business unit decreased by $544 million in the fourth quarter compared with the same period a year ago as a result of significantly lower coal prices, despite a 16% increase in sales volumes. The average coal price of US$159 per tonne in the fourth quarter was 37% lower than the same quarter a year ago, reflecting weaker steelmaking coal market conditions. Coal sales of 6.4 million tonnes in the fourth quarter were 16% higher than the same period last year and exceeded prior guidance of 6.2 million tonnes. The increase in sales volume predominantly reflects strong demand for coal delivered to China, partially offset by lower demand in our traditional markets. Production in the fourth quarter decreased to 6.4 million tonnes, or by 5% compared with the same quarter in 2011 as a result of our decision to reduce production starting in mid-August through to the end of the year to align with customer demand. Cost of product sold in the fourth quarter was $62 per tonne, before transportation and depreciation charges, or $3 per tonne lower than the same quarter a year ago, and 17% lower than in the first three quarters of 2012, reflecting our cost reduction efforts at our mines. Transportation costs in the fourth quarter were $41 per tonne, 24% higher compared with the same quarter a year ago, as a result of higher ocean freight, port, rail costs and a higher than normal proportion of coal being sold inclusive of ocean freight.

Gross profit before depreciation and amortization from our zinc business unit decreased by $22 million to $182 million in the fourth quarter compared with a year ago primarily due to a lower contribution from our Trail Operations. Trail’s refined zinc production and sales volumes declined by approximately 10% compared with the fourth quarter of last year due to electrolytic plant operating performance, which resulted in a temporary build-up of in-process inventories.

5       Teck Resources Limited 2012 Fourth Quarter News Release

Red Dog’s zinc production rose by 5% to 142,300 tonnes in the fourth quarter compared with the same period a year ago as a result of increased mill throughput. Higher lead sales from Red Dog were the result of weather-related shipping delays that deferred sales from the third quarter. This was offset by an increase in the NANA royalty rate from 25% to 30% in the fourth quarter of 2012.

Revenues

Revenues from operations were $2.7 billion in the fourth quarter compared with revenues of $3.0 billion a year ago. Revenues from our copper business unit increased by $117 million from a year ago primarily due to higher sales volumes resulting from increased production levels. Coal revenues decreased by $424 million compared with the fourth quarter of 2011 as a result of significantly lower coal prices, despite a 16% increase in sales volumes. Revenues from our zinc business unit rose by $64 million from a year ago as a result of the timing of lead sales from Red Dog and slightly higher metal prices.

Average Prices and Exchange Rates*

	Three months			Year ended
	ended December 31,			December 31,
	2012	2011	% Change	2012	2011	% Change

Copper (LME Cash - US$/pound)	3.59	3.40	+6%	3.61	4.00	-10%
Coal (realized - US$/tonne)	159	253	-37%	193	257	-25%
Zinc (LME Cash - US$/pound)	0.88	0.86	+2%	0.88	0.99	-11%
Silver (LME PM fix – US$/ounce)	33	32	+3%	31	35	-11%
Molybdenum (published price - US$/pound)	11	13	-15%	13	15	-13%
Lead (LME Cash - US$/pound)	1.00	0.90	+11%	0.94	1.09	-14%
Cdn/U.S. exchange rate (Bank of Canada)	0.99	1.02	-3%	1.00	0.99	+1%

*
Except for coal prices, the average commodity prices disclosed above are based on published benchmark prices and are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the price published in Platts Metals Week.

Our year-to-date business unit results are presented in the table below:

Year ended December 31
($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2012	2011	2012	2011	2012	2011

Copper	$ 3,142	$ 3,108	$ 1,500	$ 1,674	$ 1,129	$ 1,369
Coal	4,647	5,641	2,033	3,306	1,563	2,800
Zinc	2,550	2,765	480	808	373	708
Energy	4	-	4	-	1	-
Total	$ 10,343	$ 11,514	$ 4,017	$ 5,788	$ 3,066	$ 4,877

6       Teck Resources Limited 2012 Fourth Quarter News Release

BUSINESS UNIT RESULTS

The table below shows our production and sales of our major products.

	Units (000's)	Production				Sales
		Fourth Quarter		Year-to-date		Fourth Quarter		Year-to-date
(note 1)		2012	2011	2012	2011	2012	2011	2012	2011

Principal products

Copper
Contained in concentrate	tonnes	88	69	307	251	89	72	302	256
Cathode	tonnes	15	20	66	70	16	19	67	70
		103	89	373	321	105	91	369	326

Coal	tonnes	6,358	6,698	24,652	22,785	6,422	5,547	23,989	22,207

Zinc
Contained in concentrate	tonnes	157	150	598	646	207	209	578	631
Refined	tonnes	67	75	284	291	67	75	287	289

Other products
Lead
Contained in concentrate	tonnes	26	22	95	84	50	32	96	78
Refined	tonnes	24	22	88	86	23	21	88	84

Molybdenum
Contained in concentrate	pounds	3,040	3,937	12,692	10,983	3,620	3,978	13,016	11,122

(1)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo Operations in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

7       Teck Resources Limited 2012 Fourth Quarter News Release

REVENUES AND GROSS PROFIT
QUARTER ENDED DECEMBER 31

Our revenue, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit (loss)
	2012	2011	2012	2011	2012	2011

Copper
Highland Valley Copper	$314	$275	$172	$92	$141	$64
Antamina	257	202	173	149	155	142
Quebrada Blanca	119	139	(5)	46	(30)	17
Carmen de Andacollo	174	126	70	42	48	26
Duck Pond	31	36	15	10	7	5
Other	-	-	5	-	5	-
	895	778	430	339	326	254

Coal (note 1)	1,010	1,434	347	891	240	781

Zinc
Trail	499	491	26	48	13	36
Red Dog	376	339	157	159	140	144
Other	1	3	(1)	-	(1)	-
Inter-segment sales	(52)	(73)	-	(3)	-	(3)
	824	760	182	204	152	177

Energy	1	-	2	-	1	-

TOTAL	$2,730	$2,972	$961	$1,434	$719	$1,212

(1)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River Operations, and have a 95% partnership interest in the Elkview Mine and an 80% interest in the Greenhills Operations.

8       Teck Resources Limited 2012 Fourth Quarter News Release

REVENUES AND GROSS PROFIT
YEAR ENDED DECEMBER 31

Our revenue, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2012	2011	2012	2011	2012	2011

Copper
Highland Valley Copper	$1,012	$997	$513	$486	$390	$396
Antamina	897	799	633	588	591	565
Quebrada Blanca	499	562	82	255	(15)	160
Carmen de Andacollo	597	608	225	288	142	213
Duck Pond	130	142	42	57	16	35
Other	7	-	5	-	5	-
	3,142	3,108	1,500	1,674	1,129	1,369

Coal (note 1)	4,647	5,641	2,033	3,306	1,563	2,800

Zinc
Trail	1,865	1,989	64	256	14	207
Red Dog	892	1,008	418	547	361	496
Other	7	18	(2)	2	(2)	2
Inter-segment sales	(214)	(250)	-	3	-	3
	2,550	2,765	480	808	373	708

Energy	4	-	4	-	1	-

TOTAL	$10,343	$11,514	$4,017	$5,788	$3,066	$4,877

(1)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River Operations, have a 95% partnership interest in the Elkview Mine and an 80% joint venture interest in the Greenhills Operation.

9       Teck Resources Limited 2012 Fourth Quarter News Release

COPPER

Highland Valley Copper (97.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011

Tonnes milled (000's)	11,660	11,653	45,383	42,284

Copper
Grade (%)	0.36	0.27	0.30	0.26
Recovery (%)	88.4	87.7	86.7	87.6
Production (000's tonnes)	37.4	27.3	116.3	97.3
Sales (000's tonnes)	36.8	30.4	117.0	103.9

Molybdenum
Production (million pounds)	2.5	2.8	10.0	7.9
Sales (million pounds)	3.1	3.1	10.0	8.4

Cost of sales ($ millions)
Operating	$130	$171	$462	$474
Distribution	$12	$12	$37	$37
Depreciation and amortization	$31	$28	$123	$90

Gross profit summary ($ millions) (note 1)
Before depreciation and amortization	$172	$92	$513	$486
Depreciation and amortization	(31)	(28)	(123)	(90)
After depreciation and amortization	$141	$64	$390	$396

(1)	Results do not include a provision for the 2.5% non-controlling interest in Highland Valley Copper.

Highland Valley Copper's fourth quarter gross profit before depreciation and amortization increased significantly from a year ago due to substantially higher production and sales volumes. In addition, Highland Valley's 2011 operating costs included a one-time labour settlement charge of $44 million that contributed to the lower gross profit in the fourth quarter of 2011.

Copper production in the fourth quarter of 37,400 tonnes was 37% higher than a year ago primarily as a result of significantly higher grades. Production was focused on the higher grade ore in the Valley pit during the fourth quarter of 2012. Molybdenum production was 10% lower than the same period a year ago primarily due to lower ore grades.

The mill optimization project progressed in the fourth quarter with commencement of structural steel erection and placement of major equipment. Detailed engineering was substantially complete at the end of the year. The project is on track for completion by the end of 2013, which will enable increased throughput rates and recoveries in 2014.

10       Teck Resources Limited 2012 Fourth Quarter News Release

Ore feed grades are expected to return to the average reserve grade in 2013, with slightly lower grades expected in the first quarter due to pit sequencing. Mill throughput is also expected to be constrained in 2013 due to various shutdowns required for tie-ins to advance the mill optimization project.

Highland Valley Copper’s production in 2013 is expected to be in the range of 100,000 to 110,000 tonnes of copper. Molybdenum production in 2013 is expected to be approximately five million pounds.

11       Teck Resources Limited 2012 Fourth Quarter News Release

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011

Tonnes milled (000's)
Copper-only ore	8,619	6,930	32,160	25,335
Copper-zinc ore	3,133	2,726	14,323	12,259

	11,752	9,656	46,483	37,594
Copper (note 1)
Grade (%)	1.16	1.15	1.10	1.04
Recovery (%)	88.7	87.4	87.9	85.9
Production (000's tonnes)	121.6	95.0	446.8	333.7
Sales (000's tonnes)	131.3	97.6	448.3	337.0

Zinc (note 1)
Grade (%)	1.73	2.03	1.85	2.26
Recovery (%)	82.5	81.4	80.7	84.4
Production (000's tonnes)	44.4	47.6	219.0	235.4
Sales (000's tonnes)	62.9	44.4	229.2	232.8

Molybdenum
Production (million pounds)	2.7	5.0	12.1	13.8
Sales (million pounds)	2.4	3.9	13.5	12.3

Cost of sales (US$ millions)
Operating (note 2)	$272	$154	$842	$563
Distribution	$29	$25	$109	$92
Royalties and other (note 3)	$54	$34	$206	$204
Depreciation and amortization	$81	$30	$184	$110

Gross profit summary (our 22.5% share) ($ millions)
Before depreciation and amortization	$173	$149	$633	$588
Depreciation and amortization	(18)	(7)	(42)	(23)
After depreciation and amortization	$155	$142	$591	$565

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	Cost of sales in the fourth quarter includes a US$43 million one-time labour settlement charge.
(3)	In addition to royalties paid by Antamina, we also pay a royalty in connection with the acquisition of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

The increase in our 22.5% share of Antamina’s gross profit before depreciation and amortization in the fourth quarter was primarily due to significantly higher sales volumes as the benefits from the expansion project and resulting higher production levels were realized. Our 22.5% share of

12       Teck Resources Limited 2012 Fourth Quarter News Release

gross profit was affected by a one-time $10 million (US$43 million – 100% basis) labour settlement charge for the new three-year labour agreement ratified in the quarter.

Tonnes milled in the fourth quarter were 22% higher than a year ago and averaged approximately 128,000 tonnes per day, which reflects Antamina’s expanded mill capacity. The mix of mill feed in the fourth quarter of 73% copper-only ore and 27% copper-zinc ore was the same as a year ago. Copper production increased by 28% to 121,600 tonnes compared with 95,000 tonnes in the fourth quarter of 2011, reflecting the additional mill throughput and slightly improved recoveries. Zinc production in the fourth quarter of 44,400 tonnes was 7% lower than the same period last year as lower ore grades offset the increased mill throughput. Molybdenum production decreased in the fourth quarter compared with a year ago as a result of lower molybdenum grades and recoveries.

The increased cost of sales in the fourth quarter compared with a year ago was due to substantially increased sales volumes in both copper and zinc and the one-time US$43 million charge for the new three-year labour agreement ratified in the quarter. Excluding the one-time labour settlement charge, total cash costs, before by-product credits, was similar to the same quarter last year.

Our 22.5% share of Antamina’s copper production in 2013 is expected to be in the range of 90,000 to 100,000 tonnes and our 22.5% share of zinc production is expected to be in the range of 45,000 to 50,000 tonnes.

13       Teck Resources Limited 2012 Fourth Quarter News Release

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011

Tonnes placed (000's)
Heap leach ore	1,495	1,796	6,625	6,621
Dump leach ore	5,668	6,030	25,361	23,288

	7,163	7,826	31,986	29,909
Grade (TCu%) (note 1)
Heap leach ore	0.96	0.84	0.89	0.90
Dump leach ore	0.54	0.43	0.50	0.46

Production (000's tonnes)
Heap leach ore	9.3	10.6	39.5	33.6
Dump leach ore	5.0	7.1	22.9	29.8

	14.3	17.7	62.4	63.4

Sales (000's tonnes)	15.1	17.5	62.2	63.5

Cost of sales (US$ million)
Operating	$122	$88	$410	$301
Distribution	$2	$2	$7	$7
Depreciation and amortization	$26	$29	$97	$96

Gross profit (loss) summary ($ millions) (note 2)
Before depreciation and amortization	$(5)	$46	$82	$255
Depreciation and amortization	(25)	(29)	(97)	(95)
After depreciation and amortization	$(30)	$17	$(15)	$160

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the 23.5% non-controlling interest in Quebrada Blanca.

14       Teck Resources Limited 2012 Fourth Quarter News Release

Quebrada Blanca’s gross profit before depreciation and amortization in the fourth quarter declined substantially due to significantly higher unit costs, and a 14% decrease in sales volumes as a result of lower production.

Copper production in the fourth quarter declined by 19% to 14,300 tonnes compared with the same period a year ago. Production decreased as a result of processing lower amounts of heap and dump-leach ore placed in this and previous quarters. In addition, dump leach mining activities were stopped in the fourth quarter as a result of a flow of dump leach solution into the open pit through a gravel lens in the pit wall. Dump leach mining is expected to resume in the first quarter of 2013.

Operating costs increased by US$34 million in the fourth quarter compared with the same period a year ago. The increase was due to significant increases for labour costs, reflecting the new terms of the collective agreement ratified earlier in 2012, higher contractor and consumables costs.

Steps were taken in the fourth quarter to address lower production and higher costs at Quebrada Blanca, as the leaching operation reduces in scale ahead of the Phase 2 concentrator project due to lower ore grades. Manpower of both company employees and contractor employees was reduced and a review of supply and maintenance contracts was undertaken. These and other actions are expected to improve results in 2013, although challenges will remain as the Quebrada Blanca Operation nears the end of its life.

Quebrada Blanca’s production in 2013 is expected to be in the range of 50,000 to 60,000 tonnes of copper cathode.

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011

Tonnes milled (000’s)	4,233	3,763	16,723	14,751
Copper
Grade (%)	0.54	0.51	0.52	0.51
Recovery (%)	87.1	89.5	86.8	88.2
Production (000’s tonnes)	19.7	17.3	75.8	66.1
Sales (000’s tonnes)	19.2	16.2	69.7	63.0

Gold (note 1)
Production (000’s ounces)	16.7	15.8	57.6	54.3
Sales (000’s ounces)	17.4	12.2	56.3	47.5

Copper cathode
Production (000’s tonnes)	0.8	1.8	4.0	6.3
Sales (000’s tonnes)	1.1	1.3	4.4	6.0

Cost of sales (US$ million)
Operating	$96	$78	$344	$304
Distribution	$9	$6	$28	$22
Depreciation and amortization	$23	$15	$84	$76

Gross profit summary ($ millions) (note 2)
Before depreciation and amortization	$70	$42	$225	$288
Depreciation and amortization	(22)	(16)	(83)	(75)
After depreciation and amortization	$48	$26	$142	$213

(1)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc.
(2)	Results do not include a provision for the 10% non-controlling interest in Andacollo.

15       Teck Resources Limited 2012 Fourth Quarter News Release

The increase in Carmen de Andacollo’s fourth quarter gross profit before depreciation and amortization was primarily due to increased copper production and sales, as well as higher copper prices.

Total copper production rose by 7% to 20,500 tonnes compared with the same period a year ago. The concentrator processed a record 55,500 tonnes per day in October, slightly over design capacity.

Operating costs in the fourth quarter increased by 23% to US$96 million compared with a year ago, due primarily to the 16% rise in sales volumes and partly to higher labour and energy costs.

Carmen de Andacollo’s production in 2013 is expected to be in the range of 70,000 and 80,000 tonnes of copper in concentrate and approximately 5,000 tonnes of copper cathode.

Duck Pond (100%)

Duck Pond’s gross profit before depreciation and amortization increased to $15 million in the fourth quarter compared with $10 million in the same period a year ago, primarily as a result of higher metal prices and lower operating costs. Copper and zinc production in the fourth quarter were 3,500 tonnes and 4,200 tonnes, respectively, compared with 3,300 tonnes and 5,000 tonnes, respectively, last year. Copper and zinc sales in the fourth quarter were 3,600 tonnes and 4,200 tonnes, respectively, compared with 3,800 tonnes and 7,700 tonnes, respectively, last year.

Development of the Boundary open pit will occur over the first six months of 2013 and is expected to supplement underground ore production in the second half of the year.

Duck Pond’s production in 2013 is expected to be approximately 15,000 tonnes of copper and 15,000 tonnes of zinc.

Copper Development Projects

Quebrada Blanca Phase 2

During the fourth quarter detailed design of the Quebrada Blanca Phase 2 Project continued. During the quarter purchase orders for some of the long-lead equipment were issued. The estimated capital cost for the development of the project is US$5.6 billion on a 100% basis (in January 2012 dollars, not including working capital or interest during construction), of which our funding share would be US$4.8 billion. The project contemplates the construction of a 135,000 tonne per day concentrator and related facilities connected to a new port facility by 165 kilometre concentrate and desalinated water pipelines.

Work continues on the updated Social Environmental Impact Assessment (“SEIA”) for the project. We currently expect to re-file the SEIA by the end of the second quarter of 2013.

Discussions are ongoing with the other shareholders of Quebrada Blanca concerning financing options for the hypogene project, which may include limited recourse project financing and, possibly, bringing in a new funding partner.

16       Teck Resources Limited 2012 Fourth Quarter News Release

Relincho

The feasibility study for Relincho is progressing and it is expected to be complete at the end of the fourth quarter of 2013. Permitting delays have affected the progress of third-party port and power supply facilities that we expected to use for Relincho, which delayed the completion of the feasibility study. Exploration and geotechnical drilling are ongoing and a new resource and reserve estimate is expected at the completion of the feasibility study. Based on the prefeasibility design, production would average 180,000 tonnes per year of copper and 6,000 tonnes per year of molybdenum over a 22-year mine life, with higher production in the first five years.

Galore Creek (50%)

The 2012 work program, which included approximately 25,000 meters of infill and geotechnical drilling, was completed in the third quarter. Drill results are being assessed.

COAL (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011

Production (000's tonnes)	6,358	6,698	24,652	22,785

Sales (000's tonnes)	6,422	5,547	23,989	22,207

Average sale price
US$/tonne	$159	$253	$193	$257
C$/tonne	$157	$259	$194	$254

Cost of sales (C$/tonne)
Operating	$62	$65	$72	$73
Transportation	$41	$33	$37	$32
Depreciation and amortization	$17	$20	$20	$23

Gross profit summary ($ millions)
Before depreciation and amortization	$347	$891	$2,033	$3,306
Depreciation and amortization	(107)	(110)	(470)	(506)
After depreciation and amortization	$240	$781	$1,563	$2,800

Gross profit before depreciation and amortization in the fourth quarter declined compared with last year due primarily to significantly lower coal prices and higher transportation unit costs, partially offset by higher sales volumes and lower mine operating unit costs.

Production in the fourth quarter decreased by 5% compared with the same quarter in 2011 primarily as a result of our decision to reduce production starting in mid-August through to the end of the year to align with customer demand. In 2012 our production capacity increased, reflecting our growth objectives with the completion of the Elkview plant expansion and

17       Teck Resources Limited 2012 Fourth Quarter News Release

additions to the mining fleet. Our current production capacity is approximately 27 million tonnes and is expected to grow to 28 million tonnes by the end of 2013. However, to align production rates with anticipated demand and to effectively manage inventories, we plan to produce 24.0 to 25.0 million tonnes of coal in 2013.

Production for the first quarter of 2013 is not expected to be materially impacted by the damage incurred in December to Berth 1 at Westshore Terminals. We will use alternative shipping options for the duration of the repairs at Westshore, including securing additional capacity through Neptune Terminals, Pacific Coast Terminals and Ridley Terminals. On the basis of Westshore’s estimated repair schedule for Berth 1 and expected loading capacity for Berth 2, we expect to have total shipping capacity of approximately six million tonnes in the first quarter of 2013, although shipping capacity in the first quarter can also be affected by adverse weather conditions.

Coal sales of 6.4 million tonnes in the fourth quarter were 16% higher than the same period last year and exceeded prior guidance of 6.2 million tonnes. The average coal price of US$159 per tonne in the fourth quarter was 37% lower than the same quarter a year ago and reflects the weaker steelmaking coal market conditions. The increase in sales volume predominantly reflects strong demand for coal delivered to China, partially offset by lower demand in our traditional markets. Sales to China in the fourth quarter reached a record high level. However, the ratio of Chinese sales to total sales in 2013 is expected to decline to be similar to what was experienced in the first three quarters of 2012.

Coal sales in 2012 reached 24.0 million tonnes, an increase of 1.8 million tonnes over last year and the third highest year on record. Increased sales were achieved through continuing progress in growth markets and occurred despite weaker demand in some of our traditional markets.

Coal prices have been agreed with the majority of the quarterly contract customers for the first quarter of 2013 based on pricing of US$165 per tonne for the highest quality products, which is consistent with prices reportedly achieved by our competitors. As of the date of this release, contracted sales are approximately 6.0 million tonnes of coal for delivery in the first quarter at an average price of US$159 per tonne. We remain in quarterly contract discussions with a small number of customers and are anticipating selling additional tonnage on the spot market. Vessel nominations for quarterly contract tonnage are determined by customers and final sales and average prices for the quarter will depend on timely arrival of vessels and the performance of our coal-loading facilities.

The cost of product sold in the fourth quarter, before transportation and depreciation charges, was $62 per tonne, or $3 per tonne lower than in the same quarter in 2011, and $13 per tonne lower than the first three quarters of 2012. Cost reduction efforts at the mines, which accompanied the reduction in production levels beginning in mid-August, have been successful. Lower unit cash production costs in the fourth quarter when compared to the same period a year ago resulted from reductions in overtime, a hiring freeze, shutdowns of higher cost equipment, shutdowns on statutory holidays and reductions in the consumption of repair parts in conjunction with minimizing the use of maintenance contractors, contract miners and consultants. The current 2013 production plan indicates that cost of product sold will fall between $71 and $77 per tonne before the effects of new accounting standards on overburden removal costs. We expect our first quarter 2013 unit costs to be in the lower end of this range, assuming that we meet our sales targets for the quarter.

18       Teck Resources Limited 2012 Fourth Quarter News Release

Transportation costs in the fourth quarter were $41 per tonne, 24% higher compared with the same quarter a year ago due to higher ocean freight, port and rail costs. Ocean freight costs this quarter increased due to a higher portion of coal being sold inclusive of ocean freight, but are expected to decline in 2013 as the proportion of total sales to China is expected to return to prior levels. Port costs rose due to an annual increase in contract rates and inflation adjustments. Rail costs increased due to lower-than-planned shipping volumes in 2012 as well as inflation adjustments. Additional costs of utilizing different coal terminals as a means of supplementing capacity during outages that occur as part of expansion programs at the ports in greater Vancouver and during the period after the Berth 1 incident at Westshore also contributed to the higher transportation costs in the fourth quarter. Transportation unit costs in 2013 are expected to fall between $36 and $40 per tonne, which takes into account inflationary adjustments where applicable and expected sales including ocean freight.

CP Rail’s ongoing investment in its network, including additional rail sidings and the extension of the Elkview load out loop supported by the recent rail loop extension at Neptune Terminals, has added rail capacity for coal through longer trains. All the trains in CP export service are now running at 152 cars in length compared with an average of 126 cars in length prior to the investment, allowing more coal to be transported with fewer trains.

Depreciation and amortization declined by $3 per tonne due to the significant increase in coal reserves recorded in 2011 as a result of our drilling programs at our coal mines. Certain capital assets are depreciated on a units-of-production basis over proven and probable reserves.

The Quintette re-start project continues to progress on the basis of the study with an estimated capital cost of $858 million. The Mines Act Permit Amendment (“MAPA”) application process is proceeding and we continue to expect to receive the permit approval in the first half of 2013 with first coal production expected in the first half of 2014. Early works activities, procurement of long-lead equipment and engineering, are progressing to support the project timeline. By the fourth quarter of 2014, Quintette is expected to be producing at an annualized rate of three million tonnes.

Neptune Bulk Terminals, in which we have a 46% ownership interest, is expanding its annual coal throughput capacity from 9 million tonnes to 12.5 million tonnes by the spring of 2013 with the addition of a second stacker reclaimer. Completion of the feasibility study for the next expansion phase, which may further increase capacity from 12.5 million tonnes to 18.5 million tonnes, was completed in the fourth quarter of 2012. The proposed upgrades will include a second railcar dumper and associated conveying system, a new rail track within the existing rail loop, the replacement of a ship loader and foundation reinforcement of the loading berth.

Selenium Management

Work is ongoing to develop and implement a plan for the management of selenium at all of our operating coal mines in the Elk Valley. In the course of mining, we deposit large quantities of waste rock in the valley. Water flows through that waste rock and over rock exposed during the mining process, releasing small quantities of selenium, a naturally occurring element found in the native rocks in the Elk Valley. While it is necessary for good health in humans, selenium is detrimental to fish populations at relatively low concentrations. We have commissioned extensive studies into the environmental effects of selenium. These studies have not identified population level effects on fish in the Elk Valley, but they have identified a trend of increasing

19       Teck Resources Limited 2012 Fourth Quarter News Release

selenium concentrations in the valley which is expected, in the absence of mitigation measures, to increase further as future mine expansions increase the footprint of our operations. As a result, we have devoted substantial resources to developing and implementing mitigation measures, which include water diversion works to keep clean water clean, as well as treatment facilities to remove selenium from waters affected by contact with waste rock.

Because of the scale of our operations, the substantial quantities of water involved, and the very low concentrations of selenium, identifying and implementing appropriate treatment technology is a challenge. We expect to file with regulatory authorities a draft valley-wide selenium management plan in the first quarter of 2013. This will set out an integrated approach to the construction of water diversion and treatment facilities intended to achieve acceptable selenium concentrations downstream from our mining operations. Although the plan is not yet finalized, we believe that the costs associated with installing these facilities will be substantial. Our draft plan contemplates total capital spending over the next five years of up to $600 million on the installation of water diversion and treatment facilities, and annual operating costs by the end of that period of approximately $40 million per year. Water treatment costs are expected to increase further in future periods, as additional treatment facilities are required to manage runoff from new mining areas. While the amount of those costs will depend on the technology applied to control selenium, our current estimate, assuming no substantive changes in technology, is that over the long term treatment costs could ultimately reach $140 million per year, or approximately $6 per tonne, of coal produced. We expect that water treatment will need to continue for an indefinite period after mining operations end in order to maintain water quality.

These cost estimates assume the application of biological treatment technology, which is currently being installed in the water treatment plant under construction at our Line Creek mine. We are actively investigating alternative treatment technologies with the potential to substantially reduce treatment costs. Our draft valley-wide selenium management plan also assumes that relevant regulators will agree to site-specific downstream selenium concentrations in certain aquatic environments already affected by selenium discharges from our coal mining operations in excess of those in provincial water quality guidelines. The modeling on which our valley-wide selenium management plan is based indicates that the selenium levels we are proposing for the upper Elk and Fording Rivers will result in selenium levels further downstream, including at Lake Koocanusa at the U.S. border, which comply with provincial water quality guidelines and applicable limits on selenium concentrations prescribed by the U.S. Environmental Protection Agency (“EPA”).

While we believe that there is good scientific evidence that the measures that we will propose are protective of the environment and of fish populations in the affected water bodies, and that these measures will meet our previously stated objective of reversing the trend of increasing selenium concentrations in the Elk Valley, there can be no assurance that regulatory authorities will not ultimately impose more stringent limits on selenium discharges, which could substantially increase both capital and operating costs associated with selenium management.

We expect that permitting for current and future projects may be delayed until regulatory authorities have accepted the valley-wide selenium management plan and are able to assess the cumulative effects of new projects in the context of the selenium management plan for the valley as a whole. There can be no assurance that delays in obtaining approval of our valley-wide selenium management plan will not result in consequential delays in permitting new mining areas, which would limit our ability to maintain or increase coal production in accordance with our long term plans. The potential shortfall in production may be material.

20       Teck Resources Limited 2012 Fourth Quarter News Release

We are continuing with research and development aimed at identifying new and more cost-effective treatment technologies and are reviewing mining plans with a view to reducing the water treatment capacity required to manage selenium and the associated costs.

ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011

Metal production
Zinc (000's tonnes)	67.2	74.6	284.2	291.2
Lead (000's tonnes)	23.5	21.6	87.9	85.6
Silver (million ounces)	6.7	5.8	22.9	21.8

Metal sales
Zinc (000's tonnes)	67.1	75.1	287.4	289.1
Lead (000's tonnes)	23.4	21.7	88.3	84.2
Silver (million ounces)	6.7	5.8	22.9	21.7

Cost of sales ($ millions)
Concentrates	$346	$312	$1,239	$1,258
Operating	$102	$103	$456	$373
Distribution	$25	$28	$106	$102
Depreciation and amortization	$13	$12	$50	$49

Gross profit summary ($ millions)
Before depreciation and amortization	$26	$48	$64	$256
Depreciation and amortization	(13)	(12)	(50)	(49)
After depreciation and amortization	$13	$36	$14	$207

Gross profit at Trail before depreciation and amortization declined from a year ago due to lower zinc production and sales volumes, lower silver prices and a stronger Canadian dollar, partially offset by higher sales volumes of silver.

Record silver production in the quarter was due to the treatment of additional silver-bearing concentrate and an increased silver refining capacity. Higher Kivcet on-line time, combined with additional lead in feeds, resulted in higher lead production compared to the same period a year ago. Zinc production in the fourth quarter was affected by poor operating performance in the zinc electrolytic cell house which resulted in a temporary build-up of in-process inventory.

Concentrate purchase costs increased in the fourth quarter compared with a year ago as a result of the purchase of an additional amount of silver bearing concentrates. Operating costs

21       Teck Resources Limited 2012 Fourth Quarter News Release

on a year-to-date basis in 2012, before the one-time labour settlement charges of $59 million for labour settlement and post-retirement benefits, rose by $24 million. This was partly due to higher manpower levels to allow for succession planning, higher wages, increased consumable costs, use of additional operating supplies and increased maintenance activity.

Construction continued on the new acid plant project with an expected start-up date in the first quarter of 2014. As part of the capital deferrals announced in October 2012, spending on the $210 million Number 4 Furnace project was deferred as major excavation and construction had not commenced and detailed engineering had yet to be completed.

Trail’s production in 2013 is expected to be in the range of 280,000 to 290,000 tonnes of refined zinc, 85,000 to 90,000 tonnes of refined lead and 22 to 25 million ounces of silver.

Upper Columbia River Basin (Lake Roosevelt)

Teck American Incorporated continues studies under the 2006 settlement agreement with the U.S. EPA to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Ltd. in the Federal District Court for the Eastern District of Washington continues.

In September, Teck Metals entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In October, the Federal District Court for the Eastern District of Washington heard argument with respect to personal jurisdiction and certain legal issues with respect to CERCLA. In December the court found in favor of the plaintiffs in phase one of the case, issuing a declaratory judgement that Teck is liable under CERCLA for response costs, the amount of which will be determined in a subsequent phase of the case. TML has filed a notice of appeal with respect to the decision. The subsequent hearing, with respect to claims for natural resource damages and costs, is expected to be deferred while the remedial investigation and feasibility study being undertaken by Teck American are completed, which is currently expected to occur in 2015.

There is no assurance that we will ultimately be successful in our defense of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

22       Teck Resources Limited 2012 Fourth Quarter News Release

Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011

Tonnes milled (000's)	1,001	856	3,576	3,673

Zinc
Grade (%)	18.1	19.7	18.2	19.1
Recovery (%)	78.6	80.0	81.3	81.5
Production (000's tonnes)	142.3	135.3	529.1	572.2
Sales (000's tonnes)	188.5	191.8	509.6	555.9

Lead
Grade (%)	4.6	5.5	4.6	5.0
Recovery (%)	57.5	46.4	57.7	45.9
Production (000's tonnes)	26.3	22.1	95.4	84.0
Sales (000's tonnes)	49.2	32.7	95.6	78.3

Cost of sales (US$ millions)
Operating	$107	$88	$234	$219
Distribution	$41	$41	$107	$114
Royalties (NANA)	$73	$47	$137	$129
Depreciation and amortization	$17	$15	$57	$51

Gross profit summary ($ millions)
Before depreciation and amortization	$157	$159	$418	$547
Depreciation and amortization	(17)	(15)	(57)	(51)
After depreciation and amortization	$140	$144	$361	$496

Red Dog’s gross profit in the fourth quarter was similar to the same period a year ago. Higher prices and higher lead sales, comprised in part of sales deferred from the third quarter due to weather-related shipping delays, were offset by a 5% increase in the NANA royalty rate, as described below.

Mill throughput in the fourth quarter rose 17% compared with the same period a year ago as throughput in the fourth quarter of 2011 was partly affected by intermittent mill shutdowns when the new ISA mills were commissioned. Mining was exclusively from the Aqqaluk pit in the fourth quarter of 2012, versus approximately 79% in the same period a year ago, which resulted in lower ore grades.

Zinc production in the fourth quarter increased by 5% from a year ago to 142,300 tonnes as the increased mill throughput was partly offset by the lower ores grades and recoveries to manage silica levels. Lead production was 19% higher than the fourth quarter of 2011 due to improved recoveries as significantly less near-surface, weathered ore from the Aqqaluk pit was processed in the quarter.

23       Teck Resources Limited 2012 Fourth Quarter News Release

Cost of sales rose as a result of increased lead sales volumes and partly due to timing of maintenance costs. The royalty cost increased by US$26 million reflecting the increased NANA royalty rate, which accounted for approximately one-half of the increase with the balance of the increase related to higher sales values.

In accordance with the agreements governing our development of the mine, the net proceeds of production royalty that we pay to NANA Regional Corporation Inc. increased to 30% in the fourth quarter from 25% previously.

Offsite zinc inventory available for sale from January 1, 2013 to the beginning of the 2013 shipping season totals 218,000 tonnes of contained metal. Zinc sales volumes in the first quarter of 2013 are estimated to be approximately 108,000 tonnes of contained metal. All offsite lead inventories have been sold as of the end of 2012.

Red Dog’s production of contained metal in 2013 is expected to be in the range of 500,000 to 525,000 tonnes of zinc and 85,000 to 90,000 tonnes of lead.

Red Dog continues to pursue a renewal of its main water discharge permit. In January 2010, the U.S. EPA released the Aqqaluk Supplemental Environmental Impact Statement (“SEIS”) and simultaneously renewed the water discharge permit for the mine under the National Pollutant Discharge Elimination System (“NPDES”). As a result of a third-party appeal of that permit, the conditions of the renewed permit governing effluent limitations for lead, selenium, zinc, cyanide and total dissolved solids (“TDS”) were stayed pending resolution of the appeal by the Environmental Appeal Board. Those appeals have been favourably resolved (although a related court decision is the subject of further appeal to the Ninth Circuit Court of Appeals) and jurisdiction over the permit has passed to the State of Alaska, which is in the process of modifying the 2010 permit to reinstate effluent limitations for lead, selenium, zinc, cyanide and TDS. We expect that a modified permit will be issued in 2013. Nonetheless, there can be no assurance that further appeals or permit uncertainty will not give rise to liability or impede mining activities, or that permit conditions that are ultimately issued will not impose significant costs on the Red Dog operation.

ENERGY

Fort Hills Project

Engineering studies are ongoing to update the design basis for the project and improve the accuracy of cost estimates to facilitate a project sanction decision by the partners in 2013. Suncor, operator of Fort Hills, has indicated that it is developing a cost-driven construction schedule and as a result, should the partners approve the sanction of Phase One of the Fort Hills project in 2013, production would not be expected to start before 2017.

Our share of 2012 Fort Hills spending, including our ongoing earn-in commitments, was $122 million compared with our previous guidance of $220 million. Spending decreased in 2012 due to the focus on developing the cost-driven project schedule. Our share of 2013 Fort Hills spending is estimated at approximately $290 million.

24       Teck Resources Limited 2012 Fourth Quarter News Release

Frontier Project

The Frontier project has been designed for up to four production lines with a total capacity of approximately 277,000 barrels per day of bitumen. The first two production lines are planned to have a production capacity of 159,000 barrels per day.

Provincial and federal regulatory agencies completed their initial review of the Frontier project application and provided supplemental information requests in July 2012. We completed preparing responses to these information requests in late 2012 and filed these responses with the provincial and federal regulatory agencies in January 2013. The Canadian Environmental Assessment Agency estimates the federal review schedule for the Frontier project application to be approximately two years. When time to respond to information requests is included, 2015 is the earliest an approval decision and receipt of required permits is expected.

A field exploration program is being planned for 2013 to acquire additional resource definition and geotechnical information to assist in future engineering studies.

There is no certainty that it will be commercially viable to produce any portion of our contingent bitumen resources.

Wintering Hills Wind Power Facility

During 2012, our share of the power generation from Wintering Hills was 88 GWh. Expected power generation in 2013 is dependent on weather conditions and the anticipated 85 to 90 GWhs of power to be generated will result in approximately 55,000 tonnes of CO2 equivalent offsets.

OTHER COST AND EXPENSES

Other operating expense, net of other income, was $54 million in the fourth quarter compared with $117 million in the fourth quarter of 2011. Fourth quarter expenses in 2012 included $20 million of negative price adjustments and $23 million of share-based compensation, which is larger than usual as a result of our increased share price in the period. Other expenses in the fourth quarter of 2011 included $27 million of share-based compensation, $30 million of asset write-downs and $33 million of provisions for our closed properties.

The table below outlines our outstanding receivable positions, which were provisionally valued at September 30, 2012 and our receivable positions provisionally valued at, December 31, 2012.

	Outstanding at		Outstanding at
	September 30, 2012		December 31, 2012
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	169	3.74	179	3.59
Zinc	184	0.95	143	0.93

25       Teck Resources Limited 2012 Fourth Quarter News Release

Financing expenses were $118 million in the fourth quarter compared with $169 million a year ago. The debt interest component of our financing expense decreased to $95 million from $124 million in the fourth quarter of last year due to the lower interest rates on the new notes issued pursuant to our debt refinancing partly offset by higher average debt levels.

Non-operating expense, net of income, includes items that arise from financial and other matters and includes such items as foreign exchange, debt refinancing costs, realized gains or losses on marketable securities and gains and losses on the revaluation of fixed price call options on certain of our high-yield notes. In the fourth quarter of 2012, our non-operating expense was $314 million, which was primarily comprised of a $313 million charge ($259 million after-tax) on the redemption of the final portion of our high-yield notes. This compares with $81 million of non-operating income, net of expenses, in the fourth quarter of 2011.

Income and resource taxes for the quarter were $66 million, or 30% of pre-tax profit, which is higher than the Canadian statutory income tax rate of 25%. This is due mainly to the effect of resource taxes and higher tax rates in foreign jurisdictions, and the loss on redemption of our high-yield notes that was not fully tax deductible. Offsetting this were the settlement of tax appeals and adjustments to our provision for foreign withholding taxes based on our reinvestment plans. The tax rate on our adjusted profit was 35% in both the quarter and on a year-to-date basis. We are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.

OPERATING CASH FLOW, FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes in non-cash working capital items, was $722 million in the fourth quarter compared with $1.2 billion a year ago, with the reduction primarily a result of the effect of significantly lower coal prices in the period.

Changes in non-cash working capital items contributed $74 million of cash in the fourth quarter compared with a use of cash of $49 million in the same period a year ago. The decrease in working capital was due to the seasonal drawdown of Red Dog’s product inventories.

Expenditures on property, plant and equipment were $608 million in the fourth quarter and included $225 million on sustaining capital and $383 million on major development projects. The largest component of sustaining expenditures was $75 million at our coal operations. Major development expenditures included $102 million at Highland Valley Copper for the mill modernization project, $95 million at the Quebrada Blanca hypogene project, $25 million at Relincho, $19 million for Antamina’s expansion, $36 million for Quintette and $48 million at our existing coal operations to incrementally expand production.

We have committed and unused bank credit facilities aggregating $1.1 billion, the majority of which mature in 2016.

On November 19, we redeemed all US$521 million principal amount of our outstanding 10.75% senior notes due in 2019. We recorded an after-tax charge of US$259 million in the fourth quarter in connection with the redemption. After this redemption the average coupon rate on our outstanding notes is 4.8% with an average term to maturity of 16.5 years. We have now retired all of our high-yield debt and we do not expect any further significant charges on debt

26       Teck Resources Limited 2012 Fourth Quarter News Release

retirement. As a result of our debt refinancing transactions, our debt due in the next three years is approximately US$325 million.

During the quarter we purchased for cancellation approximately 3.8 million Class B subordinate voting shares for $123 million pursuant to our normal course issuer bid announced in June 2012.

OUTLOOK

We continue to experience volatile markets for our products. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans. This can have a substantial impact on our business. Ongoing economic uncertainties in Europe and the United States and less robust growth rates in China, India and other emerging markets have impacted both demand and prices for some of our products. We believe that the medium to longer term fundamentals for steelmaking coal are quite favorable, although, the recent weakness in the seaborne steelmaking coal market is expected to persist for at least the first half of 2013. Markets for copper remain steady while zinc markets have shown some weakness. In the meantime, the Company’s financial position is strong and we continuously monitor all aspects of our key markets as conditions evolve in order to be in a position to take whatever actions may be appropriate.

Commodity Prices and 2013 Production

Commodity prices are a key driver of our profit. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating impact on the growth in future production. Although we are concerned about current global economic conditions, we believe that, over the longer term, the industrialization of emerging market economies will continue to be a major positive factor in the future demand for commodities. Therefore, we believe that the long-term price environment for the products that we produce and sell remains favourable.

27       Teck Resources Limited 2012 Fourth Quarter News Release

Based on our expected 2013 mid-range production estimates and a Canadian/U.S. dollar exchange rate of $1.00, the sensitivity of our annual profit attributable to shareholders to the indicated changes in commodity prices, before pricing adjustments and the U.S. dollar exchange rate is as follows:

	2013
	Mid-Range		Effect of
	Production		Change	Effect on
	Estimates	Change	On Profit	EBITDA

Coal (000’s tonnes)	24,500	US$1/tonne	$ 16 million	$ 25 million
Copper (tonnes)	350,000	US$0.01/lb	$ 4 million	$ 7 million
Zinc (tonnes)	860,000	US$0.01/lb	$ 7 million	$ 11 million
US$ exchange		Cdn$0.01	$ 45 million	$ 70 million

(1)	The effect on our profit attributable to shareholders of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes.
(2)	Zinc includes 285,000 tonnes of refined zinc and 575,000 tonnes of zinc contained in concentrates.
(3)	All production estimates are subject to change based on market and operating conditions.

Foreign exchange translation gains and losses on our U.S. dollar denominated debt arising from exchange rate fluctuations are not expected to have a significant effect on our 2013 profit, as our debt level is expected to be designated as a hedge against our investments in U.S. dollar denominated foreign operations and working capital items.

Copper and zinc prices, to date in 2013, are trading similar to 2012 average prices. Coal market conditions softened in the third quarter and remained lower through the fourth quarter. The fluctuations in the Canadian/U.S. dollar exchange rate can have a significant effect on our profit and financial position. The Canadian dollar, to date in 2013, has averaged approximately $1.00 against the US dollar compared with $1.00 in 2012.

Our copper production for 2013 is expected to be in the range of 340,000 to 360,000 tonnes compared with 373,000 tonnes produced in 2012. The lower expected production is a result of declining production from Quebrada Blanca and lower ore grades at Highland Valley Copper.

Our coal production in 2013 is expected to be in the range of 24.0 to 25.0 million tonnes. Our actual production will depend primarily on customer demand for deliveries of steelmaking coal. Depending on market conditions and the sales outlook, we may adjust our production plans. We have the flexibility to devote additional resources to pre-stripping in these circumstances. Our current production capacity is approximately 27 million tonnes and is expected to grow to 28 million tonnes by the end of 2013.

Our zinc in concentrate production in 2013 is expected to be in the range of 560,000 to 590,000 tonnes compared with 598,000 tonnes in 2012 as Red Dog’s production is expected to decrease by approximately 15,000 tonnes. Refined zinc production from our Trail metallurgical complex in 2013 is expected to be in the range of 280,000 to 290,000 tonnes compared with 284,200 tonnes in 2012.

28       Teck Resources Limited 2012 Fourth Quarter News Release

Capital Expenditures

Our forecast of approved capital expenditures for 2013 is expected to be approximately $2.0 billion and is summarized in the following table:

($ in millions)	Sustaining	Major Enhancement	New Mine Development	Total

Copper	$265	$360	$530	$1,155
Coal	265	80	120	465
Zinc	195	20	-	215
Energy	-	-	110	110
Corporate	20	-	-	20

	$745	$460	$760	$1,965

These amounts do not include expenditures on mine development projects which have not received board approval and which are expected to be incurred should those projects proceed. In addition, we expect to capitalize additional overburden removal work at operating mines under the provisions of new accounting standards (IFRIC 20) as they come into effect in 2013.

We also expect to invest approximately $290 million in 2013 for our share of costs for the Fort Hills oil sands project, which is accounted for as an investment.

Major enhancement projects in 2013 includes: $310 million for Highland Valley’s mill optimization project, $25 million for the completion of the Antamina mill expansion; and $80 million at our coal operations, which includes $50 million for the Neptune Terminals expansion. New mine development in 2013 includes $450 million for Quebrada Blanca Phase II, $70 million for Relincho, $120 million for Quintette and $110 million for our Frontier oil sands project.

The amount and timing of actual capital expenditures is also dependent upon being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated. We may change capital spending plans for the balance of this year and next, depending on commodity markets, our financial position, results of feasibility studies and other factors.

Foreign Exchange and Debt Revaluation

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2012, all of our U.S. dollar denominated debt is designated as a hedge against our U.S. dollar denominated foreign operations and working capital items. As a result, any foreign exchange gains or losses arising on our designated U.S. dollar debt are recorded in other comprehensive income.

29       Teck Resources Limited 2012 Fourth Quarter News Release

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, foreign exchange forward sales contracts, metal-related forward contracts and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2012				2011
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$2,730	$2,505	$2,561	$2,547	$2,972	$3,380	$2,796	$2,366

Gross profit	719	694	735	918	1,212	1,571	1,197	897

EBITDA	527	721	790	781	1,304	1,660	1,461	1,034

Profit (note 1)	145	180	268	218	637	814	756	461

Earnings per share	$0.25	$0.31	$0.46	$0.37	$1.08	$1.38	$1.28	$0.78

Cash flow from operations	$796	$587	$768	$644	$1,199	1,383	621	754

(1)	Attributable to shareholders of the company.

OUTSTANDING SHARE DATA

As at February 6, 2013 there were 572,917,051 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 6,828,630 director and employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 21 of our 2011 year end financial statements.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated costs and production at our business units and individual operations and expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of coal contracts with customers), plans and expectations for our development projects, including resulting increases in forecast operating costs and costs of product sold, expected production, expected progress, costs and outcomes of our various projects and investments, including but not limited to those described in the discussions of our operations, the sensitivity of our profit to changes in commodity prices and exchange rates, the impact of

30       Teck Resources Limited 2012 Fourth Quarter News Release

potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, increased coal and copper production as a result of our expansion plans, timing of completion, costs and results of our mill modernization program at Highland Valley Copper, 2013 production guidance for Quebrada Blanca, statements under the heading “Copper Development Projects,” including the expected resubmittal of the environment impact assessment for Quebrada Blanca Phase 2, the timing of the feasibility study and drilling for Relincho, our expectation that coal sales will not be impacted by greater use of shipping terminals other than Westshore terminals, our expectation that average train lengths will increase in 2013, the timing of permit approval, production and anticipated production levels from the Quintette coal mine, timing and results of the Neptune Bulk Terminals capacity expansions, the impact of measures to manage selenium discharges and costs and impacts related thereto, timing of construction of our new acid plant at Trail, the statements under the heading “Energy” regarding timing of sanction, production permitting decisions, timing of final supplemental information requests on our Frontier project and our responses the review process on Frontier thereto, anticipated capital expenditures and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. Statements concerning our selenium management plan are based on the assumptions, and subject to the factors, described under “Selenium Management.” The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact

31       Teck Resources Limited 2012 Fourth Quarter News Release

assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and construction, sanction and production schedules may be adjusted by our partner.

Statements concerning future production costs or volumes, and the sensitivity of the company’s profit to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2011, filed on SEDAR and on EDGAR under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2012 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, February 7, 2013. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teck.com.

32       Teck Resources Limited 2012 Fourth Quarter News Release

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
(Cdn$ in millions, except for share data)	2012	2011	2012	2011

Revenues	$2,730	$2,972	$10,343	$11,514

Cost of sales	(2,011)	(1,760)	(7,277)	(6,637)

Gross profit	719	1,212	3,066	4,877

Other operating expenses
General and administration	(41)	(35)	(136)	(125)
Exploration	(8)	(33)	(102)	(105)
Research and development	(5)	(3)	(19)	(17)
Other operating income (expense) (Note 1)	(54)	(117)	(24)	(174)

Profit from operations	611	1,024	2,785	4,456

Finance income	44	35	135	113
Finance expense (Note 2)	(118)	(169)	(577)	(595)
Non-operating income (expense) (Note 3)	(314)	81	(848)	197
Share of losses of associates	(1)	(1)	(10)	(5)

Profit before tax	222	970	1,485	4,166

Provision for income and resource taxes	(66)	(311)	(615)	(1,398)

Profit for the period	$156	$659	$870	$2,768

Profit attributable to:
Shareholders of the company	$145	$637	$811	$2,668
Non-controlling interests	11	22	59	100

Profit for the period	$156	$659	$870	$2,768
Earnings per share
Basic	$0.25	$1.08	$1.39	$4.52

Diluted	$0.25	$1.08	$1.38	$4.50

Weighted average shares outstanding (millions)	584.1	589.4	585.5	590.4

Shares outstanding at end of period (millions)	582.3	586.6	582.3	586.6

33       Teck Resources Limited 2012 Fourth Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended December 31,		Year ended December 31,
(Cdn$ in millions)	2012	2011	2012	2011

Operating activities
Profit	$156	$659	$870	$2,768
Adjustments for:
Depreciation and amortization	242	222	951	911
Provision (recovery of) for deferred income and resource taxes	(28)	212	98	701
Share of losses of associates	1	1	10	5
Gain on sale of investments and assets	(2)	(1)	(53)	(174)
Unrealized gains on derivatives	(1)	(71)	(114)	(158)
Asset write-downs	-	30	-	30
Foreign exchange loss (gains)	(1)	(16)	24	(7)
Loss on debt repurchase	313	-	965	-
Finance income	(44)	(35)	(135)	(113)
Finance expense	118	169	577	595
Other	(32)	78	(10)	73

	722	1,248	3,183	4,631
Net change in non-cash working capital items	74	(49)	(388)	(674)
	796	1,199	2,795	3,957
Investing activities
Property, plant and equipment	(608)	(374)	(1,809)	(1,236)
Financial investments and other assets	(67)	(324)	(326)	(463)
Acquisition of SilverBirch Energy Corporation	-	-	(432)	-
Proceeds from the sale of investments and other assets	14	71	51	289

	(661)	(627)	(2,516)	(1,410)
Financing activities
Issuance of debt	37	-	2,767	1,907
Repayment of debt	(693)	(11)	(3,027)	(104)
Debt interest paid	(59)	(120)	(428)	(377)
Issuance of Class B subordinate voting shares	1	-	2	4
Purchase and cancellation of Class B subordinate voting shares	(123)	(171)	(129)	(171)
Dividends paid	-	-	(469)	(354)
Distributions to non-controlling interests	(11)	(13)	(50)	(54)

	(848)	(315)	(1,334)	851

Effect of exchange rate changes on cash and cash equivalents	50	(112)	(83)	175

Increase (decrease) in cash and cash equivalents	(663)	145	(1,138)	3,573

Cash and cash equivalents at beginning of period	3,930	4,260	4,405	832

Cash and cash equivalents at end of period	$3,267	$4,405	$3,267	$4,405

34       Teck Resources Limited 2012 Fourth Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	December 31,	December 31,
(Cdn$ in millions)	2012	2011

ASSETS

Current assets
Cash and cash equivalents	$3,267	$4,405
Current income and resource taxes receivable	141	101
Trade accounts receivable	1,285	1,242
Inventories	1,880	1,641
	6,573	7,389

Financial and other assets	973	1,138
Investments in associates	828	715
Property, plant and equipment	24,377	23,150
Deferred income and resource tax assets	229	180
Goodwill	1,637	1,647
	$34,617	$34,219
LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,468	$1,435
Dividends payable	262	235
Current income and resource taxes payable	55	93
Debt	35	359

	1,820	2,122

Debt	7,160	6,676
Deferred income and resource tax liabilities	5,447	5,342
Retirement benefit obligations	743	691
Other liabilities and provisions	1,470	1,495

Equity
Attributable to shareholders of the company	17,801	17,721
Attributable to non-controlling interests	176	172
	17,977	17,893
	$34,617	$34,219

35       Teck Resources Limited 2012 Fourth Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

1.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(Cdn$ in millions)	2012	2011	2012	2011

Gain (loss) on sale of operating assets	$(2)	$1	$24	$130
Commodity derivatives	4	7	-	7
Pricing adjustments	(20)	4	45	(210)
Share-based compensation	(23)	(27)	(34)	21
Provision for closed properties	14	(33)	(1)	(30)
Asset write-downs	-	(30)	-	(30)
Other	(27)	(39)	(58)	(62)

	$(54)	$(117)	$(24)	$(174)

2.	FINANCE EXPENSE

	Three months ended December 31,		Year ended December 31,
(Cdn$ in millions)	2012	2011	2012	2011

Debt interest	$95	$124	$427	$425
Financing fees and discount amortization	1	7	13	24
Pension obligation accretion	27	27	101	101
Decommissioning and restoration provision accretion	16	13	67	52
Other	5	2	12	12
Less interest capitalized	(26)	(4)	(43)	(19)

	$118	$169	$577	$595

3.	NON-OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(Cdn$ in millions)	2012	2011	2012	2011

Foreign exchange gains (losses)	$1	$16	$(24)	$7
Other derivative gains	-	66	119	146
Debt repurchase and financing costs	(313)	-	(965)	-
Gain on sale of investments	5	-	29	44
Provision for marketable securities	(7)	-	(7)	-
Other	-	(1)	-	-

	$(314)	$81	$(848)	$197

36       Teck Resources Limited 2012 Fourth Quarter News Release